Exhibit 97.1

Advent Technologies Holdings, Inc.
Clawback Policy

1. Purpose. The board of directors (the “Board”) of Advent Technologies Holdings, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability. Accordingly, the Board has therefore adopted this Clawback Policy (the “Policy”) which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”).

2. Administration. This Policy shall be administered by the Compensation Committee (the “Committee”) of the Board and assisted by the independent members of the Board as requested by the Committee. Any determinations made by the Committee or the independent members of the Board shall be final and binding on all affected individuals.

3. Persons Subject to the Policy. This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with the Exchange Act and the listing standards of the NASDAQ exchange, and such other persons who may from time to time be deemed subject to the Policy by the Board (collectively, “Covered Executives”).

4. Incentive Compensation. For purposes of this Policy, ‘Incentive Compensation’ means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure (defined herein):

●	Annual bonuses and other short- and long-term cash incentives;

●	Stock options; and

●	Restricted stock units.

5. Financial Reporting. For purposes of this Policy, ‘Financial Reporting Measures’ include:

●	Revenues;

●	Net income;

●	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”);

●	Funds from operations; and

●	Earnings measures such as earnings per share.

6. Recoupment; Accounting Restatement. In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws which materially affects Financial Reporting Measures that were the basis of Incentive Compensation, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

7. Excess Incentive Compensation: Amount Subject to Recovery. The amount of Incentive Compensation to be recovered (the “Recovered Compensation”) will be the difference between (1) the Incentive Compensation paid to the Covered Executive based on the erroneous data; and (2) the Incentive Compensation that would have been paid to the Covered Executive had the restated financial results been the basis for the Incentive Compensation. The amount of the Recovered Compensation shall be established by the Committee. In determining the level of the Recovered Compensation, the Committee may, at its discretion, consult with the other independent members of the Board, the Company’s in-house legal and accounting personnel, and the independent legal, accounting, and compensation advisors retained by the Company, Board, and/or Committee.

8. Method of Recoupment. The Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

●	requiring reimbursement of cash Incentive Compensation previously paid;

●	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

●	offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive by means of reduced go-forward Incentive Compensation, both cash and equity;

●	cancelling outstanding vested or unvested equity awards; and/or

●	taking any other remedial and recovery action permitted by law, as determined by the Board.

The Board may require that any employment agreement, equity award agreement, or similar agreement entered into after the date first set forth above shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

9. Impracticability. The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed.

10. No Indemnification. The Company shall not indemnify any Covered Executives against the loss of any Recovered Compensation and future payments to Covered Executives shall not be adjusted in contemplation of compensating the Covered Executives for the amount of the Recovered Compensation.

11. Interpretation. The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any members of the Board affected by decisions contemplated by enforcement of the Policy shall recuse themselves from such administration and interpretation. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules, guidance, or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

12. Procedure Modifications and Amendments. The Company may change these procedures or adopt such other procedures in the future as the Company considers appropriate in order to carry out the purposes of this Policy. The Board may amend this Policy provided that any such amendment is done in accordance with applicable law and is appropriately disclosed if such disclosure is required.

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